SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces Fourth Quarter and Full Year 2018 Results

Monterrey, Mexico, February 27, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the fourth quarter and full year of 2018.

FINANCIAL HIGHLIGHTS:

•	7.5% revenue growth (6.0% on an organic[1] basis) at FEMSA Consolidated (FY, 6.8%; 6.6%)
•	300 bps gross margin expansion at FEMSA Comercio’s Proximity Division (FY, 160 bps)
•	6.1% income from operations growth at FEMSA Comercio’s Health Division (FY, 30.7%)
•	3.4% operative cash flow growth at FEMSA Comercio’s Fuel Division (FY, 53.2%)
•	2.0% revenue growth (-0.9% on an organic[1] basis) at Coca-Cola FEMSA (FY, -0.5%; -0.9%)
•	Ordinary dividend of Ps. 9,692 million proposed by FEMSA’s Board of Directors, to be paid in 2019 subject to approval at the annual shareholders meeting to be held on March 22, 2019.

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR 2018

Change vs. same period of last year

	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	4Q18	FY18	4Q18	FY18	4Q18	FY18	4Q18	FY18
FEMSA CONSOLIDATED	7.5%	6.8%	8.1%	8.1%	2.3%	3.3%
FEMSA COMERCIO
Proximity Division	11.0%	11.8%	19.4%	16.8%	11.1%	11.4%	4.5%	5.2%
Health Division	6.1%	9.1%	5.3%	11.6%	6.1%	30.7%	4.5%	5.8%
Fuel Division	24.2%	22.3%	67.0%	52.9%	(3.6)%	69.6%	6.7%	5.6%
COCA-COLA FEMSA	2.0%	(0.5)%	1.7%	0.5%	0.3%	(1.3)%

Eduardo Padilla, FEMSA’s CEO, commented:

“The fourth quarter results were generally consistent with the performance trends set earlier in the year. FEMSA Comercio’s Proximity Division achieved double-digit growth up and down its income statement, delivering stable operating margins on the back of strong expansion at the gross level. The Health Division generated mid-single digit growth and stable operating margins, as the Mexico operations continued to improve sequentially. The Fuel Division delivered solid growth in revenues and gross margin, but we were unable to carry that strength down to the bottom line. For its part, Coca-Cola FEMSA delivered top line and volume growth in several markets, with particularly encouraging trends coming out of Brazil.

2018 was an interesting year, with our two main markets going through major electoral processes and the changes that come with new administrations. We continue to see a resilient, confident consumer in Mexico, and a resurgent one in Brazil. And we are optimistic about most of the markets where we operate, across businesses. Most of all, we are optimistic about our platform, about the progress we made in 2018, and about the opportunities we have ahead of us.”

1 Excludes the effects of significant mergers and acquisitions in the last twelve months and the results of Coca-Cola FEMSA Venezuela in 2017. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

1

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
4Q18 Financial Summary
(Millions of Ps.)
	4Q18	4Q17	Var.	Org.
Revenues	125,097	116,395	7.5%	6.0%
Income from Operations	13,046	12,753	2.3%	(4.4)%
Income from Operations Margin (%)	10.4	11.0	-60 bps
Operative Cash Flow (EBITDA)	18,128	17,718	2.3%	(1.2)%
Operative Cash Flow (EBITDA) Margin (%)	14.5	15.2	-70 bps
Net Income	14,318	(9,699)	N.S.

CONSOLIDATED BALANCE SHEET
(Millions of Ps.)
As of December 31, 2018	Ps.	US$[3]
Cash	62,047	3,160
Short-term debt	13,674	696
Long-term debt[4]	108,161	5,509
Net debt[4]	59,788	3,045

Total revenues increased 7.5% in 4Q18 compared to 4Q17, reflecting growth across all operations. On an organic basis, 1 total revenues grew 6.0%.

Gross profit grew 8.1%. Gross margin expanded 20 basis points, driven by strong gross margin expansion at FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by contractions at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

Income from operations increased 2.3%. On an organic basis,1 income from operations decreased 4.4% reflecting a decline at Coca-Cola FEMSA. Consolidated operating margin decreased 60 basis points to 10.4% of total revenues, reflecting margin contractions at Coca-Cola FEMSA and FEMSA Comercio’s Fuel Division.

Income tax was Ps. 3,570 million in 4Q18.

Net consolidated income increased significantly to Ps. 14,318 million, reflecting an undemanding comparison base caused by the change in the accounting method for Coca-Cola FEMSA’s Venezuela operation, which resulted in a non-cash, one-time impact to the Other non-operative expenses line of the income statement during 4Q17, coupled with higher interest income during the quarter. This was partially offset by a decrease in foreign exchange gains related to FEMSA’s U.S. dollar denominated cash position.

Net majority income was Ps. 2.96 per FEMSA Unit2 and US$ 1.51 per FEMSA ADS.

Capital expenditures amounted to Ps. 7,703 million, reflecting lower investments at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months and the results of Coca-Cola FEMSA Venezuela in 2017. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2018 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for December 31, 2018 was 19.6350 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt.

February 27, 2019	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION
4Q18 Financial Summary
(Millions of Ps. except same-stores sales)
	4Q18	4Q17	Var.	Org.
Same-store sales (thousands of Ps.)	778	745	4.5%
Revenues	43,357	39,043	11.0%	10.0%
Income from Operations	4,908	4,417	11.1%	6.4%
Income from Operations Margin (%)	11.3	11.3	0 bps
Operative Cash Flow (EBITDA)	6,357	5,573	14.1%	9.4%
Operative Cash Flow (EBITDA) Margin (%)	14.7	14.3	40 bps

Total revenues increased 11.0% in 4Q18 compared to 4Q17. On an organic basis,1 total revenues grew 10.0%, reflecting the opening of 521 net new OXXO stores in the quarter to reach 1,422 total net new store openings for the last twelve months. As of December 31, 2018, FEMSA Comercio’s Proximity Division had a total of 17,999 OXXO stores. OXXO’s same-store sales increased an average of 4.5%, driven by 4.0% growth in average customer ticket and an increase of 0.5% in store traffic.

Gross profit increased by 19.4%, resulting in a gross margin expansion of 300 basis points to 43.6% of total revenues. This expansion mainly reflects: i) sustained growth of the services category including income from financial services; ii) healthy trends in our commercial income activity; iii) increased and more efficient promotional programs with our key supplier partners; and iv) the consolidation of Caffenio.

Income from operations increased 11.1%. On an organic basis,1 income from operations grew 6.4%. Operating expenses increased 22.7% to Ps. 14,003 million, above revenues, mainly reflecting: i) our continuing and gradual shift from commission-based store teams to employee based teams; ii) higher secure cash handling costs driven by increased volume and higher operational costs including fuel prices; iii) an increase in electricity tariffs during the quarter; iv) the consolidation of Caffenio; and v) a step-up in the pace of organic growth of OXXO’s international operations, which have yet to reach the desired scale. Operating margin remained flat at 11.3% of total revenues.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

February 27, 2019	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
4Q18 Financial Summary
(Millions of Ps. except same-stores sales)
	4Q18	4Q17	Var.
Same-store sales (thousands of Ps.)	1,591	1,522	4.5%
Revenues	13,343	12,571	6.1%
Income from Operations	661	623	6.1%
Income from Operations Margin (%)	5.0	5.0	0 bps
Operative Cash Flow (EBITDA)	913	897	1.8%
Operative Cash Flow (EBITDA) Margin (%)	6.8	7.1	-30 bps

Total revenues increased 6.1% in 4Q18 compared to 4Q17, mainly driven by growth in our South American operations as well as by gradually improving trends in Mexico. As of December 31, 2018, FEMSA Comercio’s Health Division had a total of 2,361 points of sale across our territories. This figure reflects the addition of 58 net new stores in the quarter to reach 136 total net new store openings for the last twelve months. Same-store sales for drugstores increased an average of 4.5%, reflecting a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America.

Gross profit increased by 5.3%, while gross margin contracted 30 basis points to 31.9% of total revenues, reflecting price adjustments in Colombia and increased promotional activity for loyalty customers in Chile, partially offset by improved efficiency and more effective collaboration and execution with our key supplier partners in Mexico.

Income from operations grew 6.1%. Operating expenses increased 5.1% to Ps. 3,602 million, below revenues. Operating margin remained flat at 5.0% of total revenues reflecting the gross margin contraction described above, offset by increased operating leverage generated by cost efficiencies and tight expense control across our territories.

February 27, 2019	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
4Q18 Financial Summary
(Millions of Ps. except same-stations sales)
	4Q18	4Q17	Var.
Same-station sales (thousands of Ps.)	8,450	7,919	6.7%
Revenues	12,636	10,177	24.2%
Income from Operations	107	111	(3.6)%
Income from Operations Margin (%)	0.8	1.1	-30 bps
Operative Cash Flow (EBITDA)	152	147	3.4%
Operative Cash Flow (EBITDA) Margin (%)	1.2	1.4	-20 bps

Total revenues increased 24.2% in 4Q18 compared to 4Q17, reflecting the addition of 20 net new OXXO GAS stations in the quarter to reach 87 total net new stations in the last twelve months. As of December 31, 2018, FEMSA Comercio’s Fuel Division had a total of 539 OXXO GAS service stations. Same-station sales increased an average of 6.7%, as average price per liter increased by 18.5%, while average volume decreased 9.9% reflecting consumer reaction to higher prices, increased competition and, to a lesser degree, a reduction in volume from certain institutional clients.

Gross profit increased by 67.0%, ahead of revenues, resulting in a gross margin expansion of 280 basis points to 10.8% of total revenues reflecting improved supply terms.

Income from operations decreased 3.6%. Operating expenses increased 78.1% to Ps. 1,261 million, above revenues, reflecting: i) provisions related to certain unprofitable institutional clients; ii) higher wages implemented to reduce turnover in a tight labor market; iii) increased marketing initiatives; and iv) expenses related to the remodeling of our stations, and the installation of new environmental controls. As a result, operating margin contracted 30 basis points to 0.8% of total revenues.

February 27, 2019	5

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Full Year Financial Summary
(Millions of Ps.)
	2018	2017	Var.	Org.
Revenues	469,744	439,932	6.8%	6.6%
Income from Operations	41,576	40,261	3.3%	(1.9)%
Income from Operations Margin (%)	8.9	9.2	-30 bps
Operative Cash Flow (EBITDA)	60,458	58,165	3.9%	2.7%
Operative Cash Flow (EBITDA) Margin (%)	12.9	13.2	-30 bps
Net Income	33,079	37,206	(11.1)%

Total revenues increased 6.8%, mainly reflecting solid growth at FEMSA Comercio’s three divisions. On an organic basis,1 total revenues increased 6.6%.

Gross profit increased 8.1%. Gross margin increased 50 basis points to 37.3% of total revenues, reflecting gross margin expansion across all business units.

Income from operations increased 3.3%. On an organic basis,1 income from operations decreased 1.9%. Our consolidated operating margin decreased 30 basis points to 8.9% of total revenues, reflecting an operating margin contraction at Coca-Cola FEMSA and the faster growth of FEMSA Comercio’s three divisions, whose lower margins tend to compress FEMSA’s consolidated margins over time.

Net consolidated income decreased 11.1% to Ps. 33,079 million, reflecting a demanding comparison base stemming from: i) a foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position, impacted by the depreciation of the Mexican peso during 2017; ii) a higher participation in Heineken’s results for most of the comparable period; and iii) other financial income related to Coca-Cola FEMSA’s hyperinflationary operations. This was partially offset by growth in our income from operations, and lower financing expenses.

Net majority income per FEMSA Unit2 was Ps. 6.70 (US$ 3.41 per ADS).

Capital expenditures amounted to Ps. 24,266 million, reflecting higher investments in most business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months and the results of Coca-Cola FEMSA Venezuela in 2017. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2018 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 27, 2019	6

femsa comercio – Proximity division

FEMSA COMERCIO – PROXIMITY DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stores sales)
	2018	2017	Var.	Org.
Same-store sales (thousands of Ps.)	780	741	5.2%
Revenues	167,458	149,833	11.8%	11.4%
Income from Operations	14,077	12,636	11.4%	8.9%
Income from Operations Margin (%)	8.4	8.4	0 bps
Operative Cash Flow (EBITDA)	19,415	17,065	13.8%	11.3%
Operative Cash Flow (EBITDA) Margin (%)	11.6	11.4	20 bps

Total revenues increased 11.8%. On an organic basis,1 total revenues grew 11.4%. OXXO’s same-store sales increased an average of 5.2%, driven by a 3.6% increase in average customer ticket and a 1.6% increase in store traffic.

Gross profit increased by 16.8%. Gross margin expanded by 160 basis points to 39.1% of total revenues.

Income from operations increased 11.4% resulting in an operating margin of 8.4%, in line with 2017. On an organic basis, 1 income from operations increased 8.9%.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stores sales)
	2018	2017	Var.
Same-store sales (thousands of Ps.)	1,576	1,490	5.8%
Revenues	51,739	47,421	9.1%
Income from Operations	2,115	1,618	30.7%
Income from Operations Margin (%)	4.1	3.4	70 bps
Operative Cash Flow (EBITDA)	3,120	2,591	20.4%
Operative Cash Flow (EBITDA) Margin (%)	6.0	5.5	50 bps

Total revenues increased by 9.1%. Same-store sales for drugstores increased by an average of 5.8%.

Gross profit increased by 11.6%. Gross margin expanded by 70 basis points to 30.7% of total revenues, driven by more efficient and effective commercial activity, particularly in South America, and to benefits that are gradually beginning to materialize in Mexico from our integration into a single operating platform.

Income from operations increased 30.7% resulting in an operating margin of 4.1%, which represents an expansion of 70 basis points, reflecting increased operating leverage.

February 27, 2019	7

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stations sales)
	2018	2017	Var.
Same-station sales (thousands of Ps.)	8,468	8,016	5.6%
Revenues	46,936	38,388	22.3%
Income from Operations	458	270	69.6%
Income from Operations Margin (%)	1.0	0.7	30 bps
Operative Cash Flow (EBITDA)	622	406	53.2%
Operative Cash Flow (EBITDA) Margin (%)	1.3	1.1	20 bps

Total revenues increased 22.3%. Same-station sales increased an average of 5.6%, driven by a 15.1% increase in the average price per liter and a decrease of 8.2% in the average volume.

Gross profit increased by 52.9%. Gross margin expanded by 180 basis points to 9.0% of total revenues, reflecting a recovery from a low comparable base as gross profit per liter was held flat in peso terms for part of the comparable period in 2017 in some of our territories.

Income from operations increased 69.6%, resulting in an operating margin of 1.0%, which represents a recovery of 30 basis points. This increase reflects better operating leverage that more than offset higher personnel, regulatory and expansion-related expenses.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

February 27, 2019	8

•	On February 26, FEMSA announced that its subsidiary Cadena Comercial OXXO, S.A. de C.V. (“OXXO”) had signed an agreement with Cervezas Cuauhtémoc Moctezuma, S.A. de C.V. (“HEINEKEN Mexico”), and both companies have agreed to an extension of their existing commercial relationship, with certain important changes. The current successful commercial relationship between OXXO and HEINEKEN Mexico began in 2010 and has been conducted under a ten-year agreement, whereby the only beer brands sold by OXXO have been those of the HEINEKEN Mexico portfolio. This announcement represents an early renegotiation of the agreement with HEINEKEN Mexico. Under the terms of the agreement announced today, starting in April of 2019 and following a gradual process, OXXO will also start selling the beer brands of Grupo Modelo in certain regions of Mexico, and will cover the entire Mexican territory by the end of 2022. As an example, the markets where OXXO will start selling both brand portfolios simultaneously during 2019 include Guadalajara and Mexico City. The new commercial agreement will increase the productivity of the beer category within OXXO stores and will contribute to the growth of the beer industry in Mexico. Furthermore, the agreement is consistent with OXXO’s permanent efforts to evolve its value proposition, committed to its consumers and offering more and better solutions to their daily needs. The agreement is expected to be formalized through the signing of a definitive contract, which is expected to take place during March of 2019.

•	On February 26, FEMSA announced that its subsidiary Cadena Comercial OXXO, S.A. de C.V. (“OXXO”) had signed an agreement with Grupo Modelo containing the terms for a new commercial relationship to sell the beer brands of Grupo Modelo at OXXO stores. Currently, OXXO sells only the beer brand portfolio of HEINEKEN Mexico. Under the terms of the agreement, starting in April of 2019 and following a gradual process, OXXO will also start selling the beer brands of Grupo Modelo in certain regions of Mexico, and will cover the entire Mexican territory by the end of 2022. As an example, the markets where OXXO will start selling both brand portfolios simultaneously during 2019 include Guadalajara and Mexico City. The new commercial agreement will increase the productivity of the beer category within OXXO stores and will contribute to the growth of the beer industry in Mexico. Furthermore, the agreement is consistent with OXXO’s permanent efforts to evolve its value proposition, committed to its consumers and offering more and better solutions to their daily needs. The agreement is expected to be formalized through the signing of a definitive contract, which is expected to take place during March of 2019.

CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2018 Conference Call will be held on: Thursday, February 28, 2019, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 239 9838; International: +1 (323) 794 2551; Conference Id: 7725233. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes all drugstores and related operations, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

February 27, 2019	9

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on December 31, 2018, which was 19.6350 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

February 27, 2019	10

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)
Total revenues	125,097	100.0	116,395	100.0	7.5	6.0	469,744	100.0	439,932	100.0	6.8	6.6
Cost of sales	76,134	60.9	71,116	61.1	7.1		294,574	62.7	277,842	63.2	6.0
Gross profit	48,963	39.1	45,279	38.9	8.1		175,170	37.3	162,090	36.8	8.1
Administrative expenses	4,365	3.5	4,149	3.6	5.2		17,313	3.7	15,222	3.5	13.7
Selling expenses	30,924	24.7	27,765	23.8	11.4		114,573	24.3	105,880	23.9	8.2
Other operating expenses (income), net (1)	628	0.5	612	0.5	2.6		1,708	0.4	726	0.2	135.1
Income from operations(2)	13,046	10.4	12,753	11.0	2.3	(4.4)	41,576	8.9	40,261	9.2	3.3	(1.9)
Other non-operating expenses (income)	(121)		27,890		(100.4)		874		1,285		(32.0)
Interest expense	2,629		2,558		2.8		9,825		11,092		(11.4)
Interest income	821		450		82.3		2,832		1,470		92.6
Interest expense, net	1,808		2,107		(14.2)		6,993		9,622		(27.3)
Foreign exchange loss (gain)	(2,357)		(6,339)		(62.8)		248		(4,934)		(105.0)
Other financial expenses (income), net.	15		401		(96.3)		139		(1,386)		(110.0)
Financing expenses, net	(534)		(3,830)		(86.1)		7,380		3,302		123.5
Income before income tax and participation in associates results	13,701		(11,307)		N.S.		33,322		35,673		(6.6)
Income tax	3,570		1,042		N.S.		10,169		10,213		(0.4)
Participation in associates results(3)	1,397		2,454		(43.1)		6,560		8,021		(18.2)
Net income from continuing operations	11,528		(9,895)		N.S.		29,713		33,480		(11.3)
Net income from discontinued operations	2,790		196		(128.8)		3,366		3,726		(9.7)
Net consolidated income	14,318		(9,699)		N.S.		33,079		37,206		(11.1)
Net majority income	10,592		1,828		N.S.		23,990		42,408		(43.4)
Net minority income	3,726		(11,527)		(67.7)		9,089		(5,202)		N.S.

Operative Cash Flow & CAPEX	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)
Income from operations	13,046	10.4	12,753	11.0	2.3	(4.4)	41,576	8.9	40,261	9.2	3.3	(1.9)
Depreciation	3,874	3.1	3,763	3.2	3.0		14,698	3.1	13,799	3.1	6.5
Amortization & other non-cash charges	1,208	1.0	1,203	1.0	0.4		4,184	0.9	4,104	0.9	1.9
Operative Cash Flow (EBITDA)	18,128	14.5	17,718	15.2	2.3	(1.2)	60,458	12.9	58,165	13.2	3.9	2.7
CAPEX	7,703		7,343		4.9		24,266		23,486		3.3

Financial Ratios	2018		2017		Var. p.p.
Liquidity(4)	1.75		1.73		0.03
Interest coverage(5)	10.03		8.41		1.62
Leverage(6)	0.72		0.75		(0.03)
Capitalization(7)	27.46%		27.80%		(0.34)

(A) The Philippines is presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve month and the results of Coca-Cola FEMSA Venezuela in 2017.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

February 27, 2019	11

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Dec-18 (1)	Dec-17 (1)	% Var.
Cash and cash equivalents	62,047	96,944	(36.0)
Investments	30,924	2,160	N.S.
Accounts receivable	28,164	32,316	(12.8)
Inventories	35,686	34,840	2.4
Other current assets	20,786	14,928	39.2
Total current assets	177,607	181,188	(2.0)
Investments in shares	94,315	96,097	(1.9)
Property, plant and equipment, net	108,602	116,712	(6.9)
Intangible assets (2)	145,610	154,093	(5.5)
Other assets	50,247	40,451	24.2
TOTAL ASSETS	576,381	588,541	(2.1)

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,436	2,830	(13.9)
Current maturities of long-term debt	11,238	10,760	4.4
Interest payable	964	976	(1.2)
Operating liabilities	86,826	90,456	(4.0)
Total current liabilities	101,464	105,022	(3.4)
Long-term debt (3)	108,161	110,917	(2.5)
Labor liabilities	4,699	5,373	(12.5)
Other liabilities	26,515	30,317	(12.5)
Total liabilities	240,839	251,629	(4.3)
Total stockholders’ equity	335,542	336,912	(0.4)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	576,381	588,541	(2.1)

	December 31, 2018
DEBT MIX (3)	% of Total	Average Rate
Denominated in:
Mexican pesos	51.6%	8.2%
U.S. Dollars	5.7%	3.9%
Euros	18.6%	1.8%
Colombian pesos	1.1%	5.6%
Argentine pesos	0.1%	36.8%
Brazilian reais	18.5%	8.9%
Chilean pesos	3.2%	5.8%
Uruguayan Pesos	1.1%	10.0%
Total debt	100.0%	6.8%

Fixed rate(3)	87.6%
Variable rate(3)	12.4%

DEBT MATURITY PROFILE	2019	2020	2021	2022	2023	2024+
% of Total Debt	10.8%	9.7%	10.2%	1.9%	43.2%	24.3%

(1) The Philippines is presented as a discontinued operation from January 1 to December 31, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from 2017, date of the consolidation of said operation.

(2) Includes mainly the intangible assets generated by acquisitions.

(3) Includes the effect of derivative financial instruments on long-term debt.

February 27, 2019	12

FEMSA Comercio - Proximity Division

Results of Operations

Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)
Total revenues	43,357	100.0	39,043	100.0	11.0	10.0	167,458	100.0	149,833	100.0	11.8	11.4
Cost of sales	24,446	56.4	23,206	59.4	5.3		101,929	60.9	93,706	62.5	8.8
Gross profit	18,911	43.6	15,837	40.6	19.4		65,529	39.1	56,127	37.5	16.8
Administrative expenses	810	1.9	762	2.0	6.3		3,587	2.1	2,983	2.0	20.2
Selling expenses	13,130	30.3	10,628	27.2	23.5		47,589	28.4	40,289	27.0	18.1
Other operating expenses (income), net	63	0.1	30	0.1	110.0		276	0.2	219	0.1	26.0
Income from operations	4,908	11.3	4,417	11.3	11.1	6.4	14,077	8.4	12,636	8.4	11.4	8.9
Depreciation	1,295	3.0	1,072	2.7	20.8		4,817	2.9	4,028	2.7	19.6
Amortization & other non-cash charges	154	0.4	84	0.3	83.3		521	0.3	401	0.3	29.9
Operative cash flow	6,357	14.7	5,573	14.3	14.1	9.4	19,415	11.6	17,065	11.4	13.8	11.3
CAPEX	2,917		2,639		10.5		9,441		8,396		12.5

Information of OXXO Stores
Total stores	0						17,999		16,577		8.6
Net new convenience stores:
vs. Last quarter	521		529		(1.5)
Year-to-date	1,422		1,303		9.1

Same-store data: (1)
Sales (thousands of pesos)	778.3		744.7		4.5		780.3		741.4		5.2
Traffic (thousands of transactions)	22.5		22.4		0.5		22.9		22.6		1.6
Ticket (pesos)	34.6		33.3		4.0		34.1		32.9		3.6

(A) The Proximity Division includes proximity and proximity-related operations across markets.

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve month.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

February 27, 2019	13

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2018	% of rev.	2017	% of rev.	% Var.	2018	% of rev.	2017	% of rev.	% Var.
Total revenues	13,343	100.0	12,571	100.0	6.1	51,739	100.0	47,421	100.0	9.1
Cost of sales	9,080	68.1	8,522	67.8	6.5	35,874	69.3	33,208	70.0	8.0
Gross profit	4,263	31.9	4,049	32.2	5.3	15,865	30.7	14,213	30.0	11.6
Administrative expenses	541	4.1	417	3.3	29.7	2,055	4.0	1,643	3.5	25.1
Selling expenses	2,992	22.3	2,971	23.6	0.7	11,557	22.3	10,850	22.9	6.5
Other operating expenses (income), net	69	0.5	38	0.3	81.6	138	0.3	102	0.2	35.3
Income from operations	661	5.0	623	5.0	6.1	2,115	4.1	1,618	3.4	30.7
Depreciation	176	1.3	191	1.5	(7.9)	676	1.3	661	1.4	2.3
Amortization & other non-cash charges	76	0.5	83	0.6	(8.4)	329	0.6	312	0.7	5.4
Operative cash flow	913	6.8	897	7.1	1.8	3,120	6.0	2,591	5.5	20.4
CAPEX	206		247		(16.6)	1,162		774		50.1

Information of Stores
Total stores						2,361		2,225		6.1
Net new stores (1):
vs. Last quarter	58		47		23.4
Year-to-date	136		105		29.5

Same-store data: (2)
Sales (thousands of pesos)	1,590.7		1,521.6		4.5	1,575.9		1,489.9		5.8

(1) Aquisitions are included.

(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

February 27, 2019	14

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2018	% of rev.	2017	% of rev.	% Var.	2018	% of rev.	2017	% of rev.	% Var.
Total revenues	12,636	100.0	10,177	100.0	24.2	46,936	100.0	38,388	100.0	22.3
Cost of sales	11,268	89.2	9,358	92.0	20.4	42,705	91.0	35,621	92.8	19.9
Gross profit	1,368	10.8	819	8.0	67.0	4,231	9.0	2,767	7.2	52.9
Administrative expenses	87	0.7	41	0.4	112.2	242	0.5	154	0.4	57.1
Selling expenses	1,173	9.3	665	6.5	76.4	3,526	7.5	2,330	6.1	51.3
Other operating expenses (income), net	1	-	2	-	(50.0)	5	-	13	-	(61.5)
Income from operations	107	0.8	111	1.1	(3.6)	458	1.0	270	0.7	69.6
Depreciation	38	0.3	28	0.3	35.7	137	0.3	105	0.3	30.5
Amortization & other non-cash charges	7	0.1	8	-	(12.5)	27	-	31	0.1	(12.9)
Operative cash flow	152	1.2	147	1.4	3.4	622	1.3	406	1.1	53.2
CAPEX	204		140		45.7	520		291		78.7

Information of OXXO GAS Service Stations
Total service stations						539		452		19.2
Net new service stations
vs. Last quarter	20		55		(63.6)
Year-to-date	87		70		24.3

Volume (million of liters) total stations	715		688		3.9	2,808		2,651		5.9

Same-stations data: (1)
Sales (thousands of pesos)	8,449.6		7,919.0		6.7	8,468.2		8,015.6		5.6
Volume (thousands of liters)	481.9		535.1		(9.9)	507.9		553.5		(8.2)
Average price per liter	17.5		14.8		18.5	16.7		14.5		15.1

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

February 27, 2019	15

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)
Total revenues	50,166	100.0	49,169	100.0	2.0	(0.9)	182,342	100.0	183,256	100.0	(0.5)	(0.9)
Cost of sales	27,149	54.1	26,540	54.0	2.3		98,404	54.0	99,749	54.4	(1.3)
Gross profit	23,017	45.9	22,628	46.0	1.7		83,938	46.0	83,507	45.6	0.5
Administrative expenses	2,003	4.0	1,778	3.6	12.7		7,999	4.4	7,694	4.2	4.0
Selling expenses	13,162	26.3	13,000	26.4	1.2		49,925	27.4	50,352	27.5	(0.8)
Other operating expenses (income), net	510	1.0	532	1.1	(4.1)		1,341	0.7	467	0.3	187.1
Income from operations	7,342	14.6	7,319	14.9	0.3	(8.4)	24,673	13.5	24,996	13.6	(1.3)	(8.1)
Depreciation	2,140	4.3	2,223	4.5	(3.7)		8,404	4.6	8,403	4.6	0.0
Amortization & other non-cash charges	733	1.5	879	1.8	(16.6)		2,379	1.3	2,893	1.6	(17.8)
Operative cash flow	10,215	20.4	10,421	21.2	(2.0)	(5.5)	35,456	19.4	36,292	19.8	(2.3)	(3.2)
CAPEX	3,970		4,316		(8.0)		11,069		12,917		(14.3)

Sales volumes
(Millions of unit cases)
Mexico and Central America	503.8	57.8	495.1	56.7	1.8		2,065.0	62.2	2,017.9	60.8	2.3
South America	131.0	15.0	151.5	17.4	(13.5)		469.4	14.1	535.1	16.1	(12.3)
Brazil	236.9	27.2	226.7	26.0	4.6		787.4	23.7	765.1	23.1	2.9
Total	871.7	100.0	873.3	100.0	(0.2)		3,321.8	100.0	3,318.1	100.0	0.1

(A) The Philippines is presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve month and the results of Coca-Cola FEMSA Venezuela in 2017.

February 27, 2019	16

FEMSA

Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	4Q 2018	LTM(1) Dec-18	Dec-18		Dec-17
			Per USD	Per MXN	Per USD	Per MXN
México	1.92%	4.83%	19.68	1.0000	19.74	1.0000
Colombia	0.58%	3.18%	3,249.75	0.0061	2,984.00	0.0066
Venezuela	902.87%	4606302.65%	638.18	0.0308	22,793.30	0.0009
Brasil	0.96%	3.75%	3.87	5.0797	3.31	5.9660
Argentina	14.35%	47.65%	37.70	0.5221	18.65	1.0583
Chile	0.43%	2.56%	695.69	0.0283	615.22	0.0321
Zona Euro	0.34%	1.57%	0.87	22.5383	0.84	23.5729

(1) LTM = Last twelve months.

February 27, 2019	17

2018 FOURTH QUARTER AND FULL YEAR RESULTS

Mexico City, February 26, 2019, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter and full year of 2018.

Operational and Financial Highlights for the Fourth Quarter

•	Volumes increased in Brazil, Central America, and Colombia; transactions outperformed volumes in these operations.
•	Revenues increased 2.0%, while comparable revenues grew 7.8%. Pricing ahead of inflation in most of our operations, combined with volume growth in Brazil, Central America and Colombia, were partially offset by unfavorable currency translation effects from the Brazilian Real and the Colombian Peso, hyperinflationary accounting in Argentina and the deconsolidation of Venezuela.
•	Operating income grew 0.3%, while comparable operating income increased 4.3%, driven mainly by lower sweetener costs, a favorable currency hedging position in South America, and operating expense efficiencies, partially offset by higher PET prices.
•	Operating cash flow declined 2.0%, while comparable operating cash flow grew 4.1%.
•	Earnings per share was Ps. 2.64, while earnings per share from continuing operations was Ps. 1.38.

Operational and Financial Highlights for the Year

•	Revenues were flat, while comparable revenues grew 5.9%. Pricing in line or ahead of inflation in most of our countries, combined with volume growth in Mexico, Brazil, Central America, and Colombia; were partially offset by unfavorable currency translation effects from South America operations, and the deconsolidation of Venezuela.
•	Operating income declined 1.3%, while comparable operating income increased 0.9%. Operating cash flow decreased 2.3%, while in comparable terms, increased 3.8%.
•	Earnings per share was Ps. 6.62, while earnings per share from continuing operations was Ps. 5.21.

Results Summary

	Fourth Quarter			Year to Date
	As Reported (1)		Comparable (2)	As Reported (1)		Comparable (2)
Expressed in millions of Mexican pesos.	2018	D%	D%	2018	D%	D%
Total revenues	50,166	2.0%	7.8%	182,342	(0.5)%	5.9%
Gross profit	23,017	1.7%	5.9%	83,938	0.5%	5.5%
Operating income	7,342	0.3%	4.3%	24,673	(1.3)%	0.9%
Operating cash flow (3)	10,215	(2.0)%	4.1%	35,456	(2.3)%	3.8%
Net income attributable to equity holders of the company	5,541			13,910
Earnings per share - Continued operations	1.38			5.21
Earnings per share (4)	2.64			6.62

(1)	2017 financial information is re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.
(4)	Quarterly earnings / outstanding shares as of the end of the period. Outstanding shares were 2,100.8 million.

Message from the Chief Executive Officer

“In a year marked by high volatility, I am very pleased with our organization’s capability to navigate challenges and capitalize on opportunities, allowing us to achieve strong results and providing an encouraging outlook for 2019. Mexico and Central America’s top-line continues to grow; in South America, a recovering environment in Brazil coupled with a strengthened portfolio, enabled us to deliver consistent volume growth; in Colombia and Argentina, we continue to offer appealing options for difficult consumer environments. Finally, in 2018, we achieved significant milestones that reaffirm our disciplined approach to capital allocation. We closed important acquisitions in Guatemala and Uruguay, and we are positioned for further sustainable and profitable growth by adding flexibility to our balance sheet and capital structure, underscoring our commitment to deliver value for all our stakeholders,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Press Release 4Q 2018 February 26, 2019	Page 18

Consolidated results for the fourth quarter

Comparable(1) figures:

Revenues: Comparable total revenues grew 7.8% in the fourth quarter of 2018 as compared to the same period of 2017, driven by average price per unit case growth, ahead of inflation in Brazil, Central America and Mexico, coupled with volume growth in Brazil and Colombia.

Transactions: Comparable number of transactions increased 1.4%. Our sparkling beverage category remained flat, driven by 0.8% growth in our colas portfolio, partially offset by a decline in flavors. Our positive performance in colas was driven by growth in Brazil and Colombia. Our still beverage category increased 6.3%, driven mainly by the positive performance of Brazil, Colombia and Mexico, partially offset by a decline in Central America. Finally, our water category’s transactions increased by 9.2%, driven by growth in Brazil, Colombia, and Mexico, partially offset by a decline in Central America.

Volume: Comparable sales volume increased 0.9% in the fourth quarter of 2018 as compared to the same period in 2017. Our sparkling beverage portfolio’s volume remained flat, driven by growth in our colas portfolio, offset by a decline in flavors. Our growth in colas was driven by positive performance in Brazil and Colombia. Our still beverage category’s volume grew 11.7%, driven by positive performance in Brazil, Central America, and Mexico. Our personal water portfolio’s volume remained flat, as positive performance in Brazil and Mexico was offset by declines in Central America and Colombia. Finally, our bulk water portfolio’s volume increased 1.1%, driven mainly by growth in Brazil and Colombia, partially offset by a decrease in Mexico and Central America.

Gross profit: Comparable gross profit grew 5.9%. Our volume growth, lower sweetener prices in most of our operations, and favorable currency hedging positions in South America were offset by higher PET prices across most of our operations, higher concentrate prices in Mexico, and the depreciation in the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income increased 4.3% for the fourth quarter of 2018 as compared to the same period of 2017.

Operating cash flow: Comparable operating cash flow increased 4.1% in the fourth quarter of 2018.

As reported figures:

According to IFRS 5, the Philippines is presented as a discontinued operation as of January 1, 2018 and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017.

Revenues: Total revenues increased 2.0% to Ps. 50,165.6 million in the fourth quarter of 2018, driven mainly by volume growth in Brazil, Central America and Colombia, price increases above inflation in Argentina, Brazil, and Mexico and the consolidation of recently acquired territories in Guatemala and Uruguay. These factors were partially offset by the negative translation effect resulting from the depreciation of the Argentine Peso, the Brazilian Real and the Colombian Peso as compared to the Mexican Peso, combined with volume decline in Argentina and Mexico, hyperinflationary accounting in Argentina and the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017.

Transactions: Reported total number of transactions increased 1.2% to 5,186.7 million in the fourth quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume remained flat at 871.7 million unit cases in the fourth quarter of 2018 as compared to the same period in 2017.

Gross profit: Gross profit increased 1.7% to Ps. 23,016.6 million, and gross margin contracted 10 basis points to 45.9%.

(Continued on next page)

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 19

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 108 million in the fourth quarter of 2018, compared to a loss of Ps. 103 million recorded in the fourth quarter of 2017. This is mainly due to a loss in our dairy joint venture in Panama and in our Jugos del Valle joint venture in Mexico, partially offset by gains in our joint ventures in Brazil.

Operating Income: Operating income increased 0.3% to Ps. 7,342.0 million, and operating margin contracted 30 basis points to 14.6% during the fourth quarter of 2018 as compared with the same period of 2017.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 632 million, driven mainly by an impairment of Ps. 432 million to our investment in our dairy joint venture Estrella Azul, in Panama, coupled with provisions related to contingencies in Brazil and Colombia. This is compared to an expense of Ps. 29,090 million during the fourth quarter of 2017 which was driven by a one-time non-cash charge related to the deconsolidation of Venezuela as of December 31, 2017.

Comprehensive financing result: Comprehensive financing result in the fourth quarter of 2018 recorded an expense of Ps. 2,149 million, compared to an expense of Ps. 1,090 million in the same period of 2017.

During the fourth quarter of 2018, we recorded an interest expense net, of Ps. 1,770 million, compared to Ps. 1,744 million in the fourth quarter of 2017. This increase was driven by additional financing of Ps. 10,100 million during the second quarter of 2018 for the acquisition of new territories in Guatemala and Uruguay. However, this effect was partially offset by the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; the maturity of our five year Yankee bond in November and the reduction of the debt in Colombia.

In addition, for the fourth quarter, we recorded a foreign exchange loss of Ps. 371 million as compared to a gain of Ps. 505 million in the same period of 2017. This loss was driven mainly by the appreciation of the Mexican Peso as applied to our U.S. dollar cash position, which included income related to the sale of our stake in Coca-Cola FEMSA Philippines, Inc.

Moreover, due to the reporting of our Argentina operation as a hyperinflationary subsidiary, during the fourth quarter of 2018, our monetary position in inflationary subsidiaries recorded a gain of Ps. 59 million as compared to a gain of Ps. 460 million during the same period of 2017, which was generated by Venezuela.

Market value on financial instruments recorded a loss of Ps. 67 million as compared to a loss of Ps. 310 million in the fourth quarter of 2017.

Income tax: During the fourth quarter of 2018, reported income tax as a percentage of income before taxes was 30.1%.

Net income: Consolidated net controlling interest income reached Ps. 5,541 million which includes the sale of the Philippines stake in the fourth quarter 2018, as compared to a loss of Ps. 24,245 million during the same period of the previous year, which included a one-time non-cash charge related to the deconsolidation of Venezuela. For the fourth quarter 2018, earnings per share (EPS) was Ps. 2.64 (Ps. 26.37 per ADS). Earnings per share from continuing operations was Ps. 1.38 (Ps. 13.75 per ADS).

Operating cash flow: Operating cash flow decreased 2.0% to Ps. 10,215 million, and operating cash flow margin contracted 80 basis points to 20.4%.

Press Release 4Q 2018 February 26, 2019	Page 20

Consolidated Balance Sheet (1)

As of December 31, 2018, we had a cash balance of Ps. 23,727 million of which US$ 751 million is denominated in U.S. dollars. Our cash balance increased Ps. 4,960 million compared to year-end 2017. As of December 31, 2018, total short-term debt was Ps. 11,604 million and long-term debt was Ps. 70,201 million. Total debt decreased by Ps. 1,555 million and net debt decreased by Ps. 6,515 million compared to year end 2017, driven mainly by the proceeds obtained from the divestiture of the Philippines and cash generated during the year, compensated with incremental net debt for the acquisitions of Uruguay and Guatemala.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos, was 8.21%, an increase as compared to the fourth quarter 2017 due mainly to our fixed exposure to Brazilian reals denominated debt and the effect of the increase of the TIIE rate on our bilateral loans in Mexican Pesos. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2018.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican Pesos	60.3%	15.0%
U.S. Dollars	8.5%	0.0%
Colombian Pesos	1.6%	100.0%
Brazilian Reals	27.7%	2.5%
Uruguayan Pesos	1.7%	0.0%
Argentine Pesos	0.2%	0.0%

Debt Maturity Profile

Maturity Date	2019	2020	2021	2022	2023	2024+
% of Total Debt	14.2%	13.6%	14.7%	1.9%	30.8%	24.8%

(1)	See page 15 for detailed information.
(2)	After giving effect to cross-currency swaps.
(3)	Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	FY 2018	FY 2017	Δ %
Net debt including effect of hedges (1)(3)	56,940	68,973	-17.4%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.61	1.74
Operating cash flow/ Interest expense, net (1)	5.40	4.99
Capitalization (2)	40.5%	39.3%

(1)	Net debt = total debt - cash
(2)	Total debt / (long-term debt + shareholders' equity)
(3)	After giving effect to cross-currency swaps.

Press Release 4Q 2018 February 26, 2019	Page 21

Mexico & Central America Division

(Costa Rica, Guatemala, Mexico, Nicaragua, and Panama)

Comparable(1) figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 4.1% in the fourth quarter of 2018 as compared to the same period in 2017, driven by pricing ahead of inflation partially offset by volume contraction in the division.

Transactions: Comparable transactions in our Mexico and Central America division decreased 2.6% in the fourth quarter of 2018. Our sparkling beverage portfolio’s transactions dropped 3.3%, driven mainly by a 3.6% decrease in our colas portfolio. Our still beverage category’s transactions increased 1.1% in the division, driven by 3.4% growth in Mexico, partially offset by a decline in Central America. Our water transactions, including bulk water, increased 0.5%, driven by growth in Mexico.

Volume: Total sales volume for the division decreased 1.1% in the fourth quarter of 2018, compared to the same period of 2017. Our sparkling beverage category’s volume decreased 1.7%, driven by a 2.1% decrease in our colas portfolio, due to a decline in both Mexico and Central America. Our still beverage category’s volume increased 6.9%, driven by 7.2% growth in Mexico and 5.1% growth in Central America. Our personal water portfolio’s volume decreased 0.6%, driven by a decline in Central America, partially offset by growth in Mexico. Our bulk water portfolio’s volume declined 2.1% driven by a contraction in the division.

Gross profit: Comparable gross profit grew 4.7% in the fourth quarter of 2018 as compared to the same period in 2017. Our pricing initiatives, a favorable currency hedging position and declining sweetener costs were offset by higher PET prices, higher concentrate costs in Mexico, and the depreciation of the average exchange rates of the Mexican Peso, the Guatemalan Quetzal, the Costa Rican Colon, and the Nicaraguan Cordoba as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 4.5% in the fourth quarter of 2018 as compared to the same period in 2017, despite higher maintenance expenses and labor costs in Mexico; factors that were partially offset by a non-cash operating foreign exchange gain in Mexico.

Operating cash flow: Comparable operating cash flow increased 5.3% in the fourth quarter of 2018 as compared to the same period in 2017.

As reported figures:

Revenues: Reported total revenues increased 8.7% to Ps. 25,424.3 million in the fourth quarter of 2018 as compared to the same period of 2017, driven by the consolidation of recently acquired territories in Guatemala as of May 1, 2018 and pricing ahead of inflation in Mexico, partially offset by a volume decline in Mexico.

Transactions: Reported total number of transactions increased 1.6% to 2,807.4 in the fourth quarter of 2018 as compared to the same period of 2017.

Volume: Reported total sales volume increased 1.8% to 503.8 million unit cases in the fourth quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit increased 9.2% to Ps. 12,232.2 million in the fourth quarter of 2018, and gross profit margin expanded 20 basis points to 48.1% during the period.

Operating income: Reported operating income increased 7.0% to Ps. 3,404.4 million in the fourth quarter of 2018, and operating income margin contracted 20 basis points to 13.4% during the period.

Operating cash flow: Reported operating cash flow increased 8.8% to Ps. 5,305.3 million in the fourth quarter of 2018, resulting in flat operating cash flow margin of 20.9%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 22

South America Division

(Argentina, Brazil, Colombia, and Uruguay)

Comparable(1) figures:

Revenues: Comparable total revenues increased 12.4%, driven by volume growth in Brazil and Colombia coupled with pricing ahead of inflation in Brazil.

Transactions: Comparable transactions in the division increased 7.0% during the fourth quarter of 2018. Our sparkling beverage portfolio’s transactions increased 4.9%, driven by 7.5% growth in colas, partially offset by a decline in our flavors portfolio. Our positive performance in colas was driven by growth in both Brazil and Colombia. Our still beverage category’s transactions increased 14.5%, driven by increases in Brazil and Colombia while our water transactions, including bulk water, increased 17.5% driven by positive performance across the division.

Volume: Comparable total sales volume in South America increased 4.2% during the fourth quarter of 2018 as compared to the same period of 2017. Our sparkling beverage category’s volume increased 2.6%, driven by 5.5% growth in colas, partially offset by a decline in flavors. Colas’ positive performance was driven by growth in Brazil and Colombia. Our still beverage category’s volume increased 20.9%, driven by growth in Brazil. Our personal water category’s volume increased 10.3%, driven by growth in Brazil and Colombia. Our bulk water business’s volume increased 6.2%, driven by positive performance in both Brazil and Colombia.

Gross profit: Comparable gross profit increased 7.5% as a result of lower sweetener prices, a favorable currency hedging position in the division, and our pricing initiatives. These factors were offset by higher PET prices in the division, an unfavorable raw material hedging position in Brazil, and the depreciation of the average exchange rate of the Brazilian Real and the Colombian Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 4.0% as compared to the same period in 2017, driven by operating expense efficiencies in Brazil.

Operating cash flow: Comparable operating cash flow increased 2.7% as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues declined 4.0% to Ps. 24,741.3 million in the fourth quarter of 2018, driven mainly by a volume contraction in Argentina, coupled with an unfavorable currency translation effect resulting from the depreciation of the Brazilian Real and the Colombian Peso as compared to the Mexican Peso, the reporting of Argentina as a hyperinflationary subsidiary, and the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017. These factors were partially offset by volume growth in Brazil and Colombia, pricing ahead of inflation in Brazil and Argentina and the consolidation of the recently acquired territory in Uruguay as of July 1, 2018.

Transactions: Reported total number of transactions increased 0.8% to 2,379.3 million in the fourth quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume decreased 2.7% to 368.0 million unit cases in the fourth quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit decreased 5.6% to Ps. 10,784.4 million in the fourth quarter of 2018, and gross profit margin contracted 70 basis points to 43.6%.

Operating income: Reported operating income decreased 4.8% to Ps. 3,937.6 million in the fourth quarter of 2018, resulting in a margin contraction of 10 basis points to 15.9%.

Operating cash flow: Reported operating cash flow decreased 11.4% to Ps. 4,909.8 million in the fourth quarter of 2018, resulting in a margin contraction of 170 basis points to 19.8%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 23

Full-Year Consolidated Results

Comparable(1) figures:

Revenues: Comparable total revenues grew 5.9% in 2018 as compared to 2017, driven by average price per unit case growth ahead of inflation in Mexico, coupled with volume growth in Brazil, Colombia, Central America, and flat volume performance in Mexico.

Transactions: Comparable number of transactions increased 1.4%. Our sparkling beverage category’s transactions increased 0.4%, driven by 1.9% growth in our colas portfolio partially offset by a decline in flavors. Our positive performance in colas was driven by growth in Brazil, Central America, and Colombia. Our still beverage category’s transactions increased 4.0%, driven by the positive performance of Brazil and Mexico. Finally, our water category’s transactions increased by 8.2%, driven by growth across most of our operations, partially offset by a decline in Central America.

Volume: Comparable sales volume increased 1.3% in 2018 as compared to 2017. Additionally, excluding jug water volume, comparable sales volume increased 1.7%. Our sparkling beverage portfolio’s volume increased 1.0%, driven mainly by growth in our colas portfolio across our operations, partially offset by a decline in our flavors portfolio. Our still beverage category’s volume increased 5.8%, driven by volume growth in Brazil, Central America, and Mexico, which offset negative performance in Colombia. Our personal water portfolio’s volume grew 7.2% due to the positive performance of most of our operations, partially offset by Central America. Finally, our bulk water portfolio’s volume decreased 2.6%, driven by declines in Colombia and Mexico.

Gross profit: Comparable gross profit grew 5.5%. Our pricing initiatives, coupled with lower sweetener prices in most of our operations, were offset by higher PET costs across most of our operations, higher concentrate costs in Mexico, and the depreciation in the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income increased 0.9% in 2018 as compared to 2017.

Operating cash flow: Comparable operating cash flow increased 3.8% in 2018.

As reported figures:

According to IFRS 5, the Philippines is presented as a discontinued operation as of January 1, 2018 and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017.

Revenues: Reported total revenues decreased 0.5% to Ps. 182,342 million during 2018, as the consolidation of recently acquired territories in Guatemala and Uruguay, volume growth in Brazil, Central America and Colombia, flat volumes in Mexico, and price increases increase above inflation in Argentina and Mexico were offset by the negative translation effect resulting from the depreciation of the Argentine Peso, the Brazilian Real and the Colombian Peso as compared to the Mexican Peso, the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017, and the reporting of Argentina as a hyperinflationary subsidiary as of July 1, 2018.

Transactions: Reported total number of transactions increased 0.7% to 19,725.7 million in 2018 as compared to 2017.

Volume: Reported total sales volume remained flat at 3,321.8 million unit cases in 2018 as compared to 2017.

Gross profit: Reported gross profit increased 0.5% to Ps. 83,937.6 million, and gross margin expanded 40 basis points to 46.0%.

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 309 million in 2018, compared to a gain of Ps. 98 million recorded in 2017. This is due mainly to a loss in our dairy joint venture in Panama and in our Jugos del Valle joint venture in Mexico, partially offset by gains in our joint ventures in Brazil.

(Continued on next page)

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 24

Operating Income: Operating income decreased 1.3% to Ps. 24,672.5 million, and operating margin declined 10 basis points to 13.5% during the 2018 as compared with 2017, which included Venezuela.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 848 million, driven mainly by an impairment of Ps. 432 million of our investment in our dairy joint venture Estrella Azul, in Panama combined with provisions related to contingencies in Brazil and Colombia. This is compared to an expense of Ps. 30,988 million in 2017, which was driven by a one-time non-cash charge related to the deconsolidation of Venezuela as of December 31, 2017.

Comprehensive financing result: Comprehensive financing result in 2018 recorded an expense of Ps. 6,943 million, compared to an expense of Ps. 5,362 million in the same period of 2017.

In 2018, we recorded an interest expense, net, of Ps. 6,564 million, compared to Ps. 7,987 million in 2017. This decrease was driven by the decline of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Argentina, Brazil, and Colombia. However, these factors were partially offset by: (i) financing of Ps. 10,100 million for the acquisition of our new territories in Guatemala and Uruguay; and (ii) an interest rate increase in Mexico.

In addition, in 2018, we recorded a foreign exchange loss of Ps. 277 million as compared to a gain of Ps. 788 million in 2017, which resulted from the depreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position that included income related to the sale of our stake in Coca-Cola FEMSA Philippines, Inc.

Due to the deconsolidation of Coca-Cola FEMSA de Venezuela, no monetary position in hyperinflationary subsidiaries was recorded in the first six months of 2018. Nevertheless, with the reporting of Argentina as of July 1, 2018, a gain of Ps. 212 million was recorded in monetary position in hyperinflationary subsidiaries for the second half of 2018, compared to a gain of Ps. 1,591 million related to Venezuela for the full year of 2017.

Market value on financial instruments recorded a loss of Ps. 314 million, compared to a gain of Ps. 246 million in 2017, due to the decrease in long-term interest rates in Brazil as applied to our fixed rate cross-currency swaps, during the period.

Income tax: In 2018, reported income tax as a percentage of income before taxes was 31.0%.

Net income: Consolidated net controlling interest income reached Ps. 13,910.2 million in 2018, which includes one-time income related to the sale of the stake in the Philippines, as compared to a loss of Ps. 12,802.1 million during 2017, which included a one-time non-cash charge related to the deconsolidation of Venezuela. For 2018, earnings per share (EPS) was Ps. 6.62 (Ps. 66.21 per ADS). Earnings per share from continuing operations was Ps. 5.21 (Ps. 52.05 per ADS).

Operating cash flow: Operating cash flow decreased 2.3% to Ps. 35,455.7 million, and operating cash flow margin contracted 40 basis points.

Results from discontinued operations

On August 16, 2018, KOF announced the exercise of the put option to sell its 51% stake in Coca-Cola FEMSA Philippines, Inc. The transaction was subsequently closed on December 13, 2018. Therefore, the Philippines is presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

During 2018, the result of discontinued operations reached Ps. 3,366 million as compared to Ps. 3,726 million in the same period of the previous year. This result includes the operations result for 2018, the income from re-measurement of fair value less cost to sell, and the accumulated current translation effect, resulting in net income of Ps. 2,524 million.

Press Release 4Q 2018 February 26, 2019	Page 25

Recent Developments

•	On November 1, 2018, Coca-Cola FEMSA paid the second installment of the 2017 dividend in the amount of Ps. 1.67 per share.

•	On November 1, 2018, Coca-Cola FEMSA announced its Chief Financial Officer Succession plan: Constantino Spas has been elected by the Board of Directors to succeed Hector Treviño, effective as of January 1st 2019.

•	On December 13, 2018, Coca-Cola FEMSA announced the closing of the transaction to sell its operation in the Philippines, for an aggregate amount of US$ 715 million.

•	On January 31, 2019, Coca-Cola FEMSA announced a stock split and listing of shares in the form of units, subject to the approval of the Mexican National Banking and Securities Commission.

•	On February 25, 2019, Coca-Cola FEMSA’s Board of Directors agreed to propose for approval at the Annual Shareholders Meeting, to be held on March 14, 2019, an ordinary dividend of Ps. 3.54 per share to be paid in two installments.

•	Coca-Cola FEMSA is proud to be a member of the Bloomberg 2019 Gender-Equality Index (GEI). A twofold achievement, the GEI recognizes companies around the world for their commitment to both workplace equality and transparency.

Relevant Reporting Information

•	On August 16, 2018, KOF announced the exercise of the put option to sell its 51% stake in Coca-Cola FEMSA Philippines, Inc. The transaction was subsequently closed on December 13, 2018. Therefore, the Philippines is now presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation. As a result, the Asia Division is no longer reported.
•	As of July 1, 2018, Argentina is reported as a hyperinflationary subsidiary.

Comparability

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, including: acquisitions made in Guatemala and Uruguay as of May and July 2018, respectively; (ii) translation effects resulting from exchange rate movements; and (iii) the results of hyperinflationary subsidiaries in both periods: Venezuela’s results from only for 2017 due to its deconsolidation, and Argentina’s results from 2018 and 2017. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability. The relation between our reported and comparable figures is described in the following chart:

(*)Reported 2018 figures reflect the Philippines as a discontinued operation

Press Release 4Q 2018 February 26, 2019	Page 26

Conference Call Information

Our fourth quarter 2018 conference call will be held on February 26, 2019, at 10:00 A.M. Eastern Time (09:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-239-9838 or International: +1 323-794-2551. Participant code: 5039197. We invite investors to listen to the live audio cast of the conference call on the Company’s website, http://webcastlite.mziq.com/cover.html?webcastId=53ddf947-e8e9-4917-9b01-00084c3bfa05. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and on our corporate website at www.coca-colafemsa.com/investors/ bmv-sec-filings.html.

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Earnings per share were computed based on 2,100.8 million shares (each ADS represents 10 local shares).

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to more than 290 million consumers daily. With over 87 thousand employees, the company markets and sells approximately 3.3 billion unit cases through 2 million points of sale a year. Operating 48 manufacturing plants and 292 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information or inquiries, contact the Investor Relations team:

•	Maria Dyla Castro | mariadyla.castro@kof.com.mx
•	Jorge Collazo | jorge.collazo@kof.com.mx
•	Maria Fernanda Garcia | maria.garciacr@kof.com.mx

(8 pages of tables to follow)

Press Release 4Q 2018 February 26, 2019	Page 27

Quarter - Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	4Q 18	% Rev	4Q 17 Re-presented(2)	% Rev	Δ % Reported	Δ % Comparable (9)
Transactions (million transactions)	5,186.7		5,124.0		1.2%	1.4%
Volume (million unit cases) (3)	871.7		873.2		-0.2%	0.9%
Average price per unit case (3)	52.19		51.67		1.0%
Net revenues	49,982		49,029		1.9%
Other operating revenues	183		139		31.5%
Total revenues (4)	50,166	100.0%	49,169	100.0%	2.0%	7.8%
Cost of goods sold	27,149	54.1%	26,540	54.0%	2.3%
Gross profit	23,017	45.9%	22,628	46.0%	1.7%	5.9%
Operating expenses	15,165	30.2%	14,778	30.1%	2.6%
Other operating expenses, net	402	0.8%	429	0.9%	-6.3%
Operating equity method (gain) loss in associates(5)	108	0.2%	103	0.2%	4.8%
Operating income (6)	7,342	14.6%	7,319	14.9%	0.3%	4.3%
Other non operating expenses, net	632		29,090		-97.8%
Non Operating equity method (gain) loss in associates(7)	(43)		(92)		-53.7%
Interest expense	2,063		1,958		5.4%
Interest income	293		214		37.0%
Interest expense, net	1,770		1,744		1.5%
Foreign exchange loss (gain)	371		(505)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(59)		(460)		-87.1%
Market value (gain) loss on financial instruments	67		310		-78.3%
Comprehensive financing result	2,149		1,090		97.2%
Income before taxes	4,603		(22,769)		NA
Income taxes	1,386		1,239		11.8%
Result from discontinued operations	2,790		196		1322.7%
Consolidated net income	6,008		(23,812)		NA
Net income attributable to equity holders of the company	5,541	11.0%	(24,245)	-49.3%	NA
Non-controlling interest	467	0.9%	434	0.9%	7.6%
Operating income (6)	7,342	14.6%	7,319	14.9%	0.3%
Depreciation	2,140		2,223		-3.7%
Amortization and other operating non-cash charges	733		879		-16.6%
Operating cash flow (6)(8)	10,215	20.4%	10,421	21.2%	-2.0%	4.1%

CAPEX	3,970		4,316

(1)	Except volume and average price per unit case figures.
(2)	2017 financial information is re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.
(3)	Sales volume and average price per unit case exclude beer results.
(4)	Please refer to page 16 for revenue breakdown.
(5)	Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others.
(6)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(8)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(9)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 28

YTD - Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	FY 2018	% Rev	FY 2017 Re-presented(2)	% Rev	Δ % Reported	Δ % Comparable (9)
Transactions (million transactions)	19,725.7		19,596.8		0.7%	1.4%
Volume (million unit cases) (3)	3,321.8		3,318.2		0.1%	1.3%
Average price per unit case (3)	50.57		51.31		-1.4%
Net revenues	181,823		182,850		-0.6%
Other operating revenues	519		406		27.9%
Total revenues (4)	182,342	100.0%	183,256	100.0%	-0.5%	5.9%
Cost of goods sold	98,404	54.0%	99,749	54.4%	-1.3%
Gross profit	83,938	46.0%	83,507	45.6%	0.5%	5.5%
Operating expenses	57,924	31.8%	58,045	31.7%	-0.2%
Other operating expenses, net	1,032	0.6%	369	0.2%	179.9%
Operating equity method (gain) loss in associates(5)	309	0.2%	98	0.1%	216.4%
Operating income (6)	24,673	13.5%	24,996	13.6%	-1.3%	0.9%
Other non operating expenses, net	848		30,988		-97.3%
Non Operating equity method (gain) loss in associates(7)	(83)		(158)		-47.6%
Interest expense	7,568		8,778		-13.8%
Interest income	1,004		791		26.9%
Interest expense, net	6,564		7,987		-17.8%
Foreign exchange loss (gain)	277		(788)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(212)		(1,591)		-86.7%
Market value (gain) loss on financial instruments	314		(246)		NA
Comprehensive financing result	6,943		5,362		29.5%
Income before taxes	16,964		(11,196)		NA
Income taxes	5,260		4,184		25.7%
Result from discontinued operations	3,366		3,726		-9.7%
Consolidated net income	15,070		(11,654)		NA
Net income attributable to equity holders of the company	13,910	7.6%	(12,802)	-7.0%	NA
Non-controlling interest	1,159	0.6%	1,148	0.6%	1.0%
Operating income (6)	24,673	13.5%	24,996	13.6%	-1.3%
Depreciation	8,404		8,403		0.0%
Amortization and other operating non-cash charges	2,379		2,893		-17.8%
Operating cash flow (6)(8)	35,456	19.4%	36,292	19.8%	-2.3%	3.8%

CAPEX	11,069		12,917

(1)	Except volume and average price per unit case figures.
(2)	2017 financial information is re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.
(3)	Sales volume and average price per unit case exclude beer results.
(4)	Please refer to page 17 for revenue breakdown.
(5)	Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.
(6)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(8)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(9)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 29

Mexico & Central America Division

Expressed in millions of Mexican pesos(1)

Quarterly information

	4Q 18	% Rev	4Q 17	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	2,807.4		2,763.9		1.6%	-2.6%
Volume (million unit cases)	503.8		495.1		1.8%	-1.1%
Average price per unit case	50.40		47.16		6.9%
Net revenues	25,390		23,347
Other operating revenues	34		37
Total revenues (2)	25,424	100.0%	23,384	100.0%	8.7%	4.1%
Cost of goods sold	13,192	51.9%	12,181	52.1%
Gross profit	12,232	48.1%	11,203	47.9%	9.2%	4.7%
Operating expenses	8,381	33.0%	7,680	32.8%
Other operating expenses, net	286	1.1%	215	0.9%
Operating equity method (gain) loss in associates (3)	161	0.6%	126	0.5%
Operating income (4)	3,404	13.4%	3,182	13.6%	7.0%	4.5%
Depreciation, amortization & other operating non-cash charges	1,901	7.5%	1,695	7.3%
Operating cash flow (4)(5)	5,305	20.9%	4,877	20.9%	8.8%	5.3%

Accumulated information

	FY 2018	% Rev	FY 2017	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	11,507.5		11,231.7		2.5%	-1.3%
Volume (million unit cases)	2,065.0		2,017.9		2.3%	0.5%
Average price per unit case	48.47		45.87		5.7%
Net revenues	100,098		92,565
Other operating revenues	64		77
Total revenues (2)	100,162	100.0%	92,643	100.0%	8.1%	5.2%
Cost of goods sold	52,000	51.9%	47,537	51.3%
Gross profit	48,162	48.1%	45,106	48.7%	6.8%	4.0%
Operating expenses	33,714	33.7%	30,731	33.2%
Other operating expenses, net	427	0.4%	180	0.2%
Operating equity method (gain) loss in associates (3)	405	0.4%	221	0.2%
Operating income (4)	13,617	13.6%	13,975	15.1%	-2.6%	-4.0%
Depreciation, amortization & other operating non-cash charges	6,801	6.8%	5,812	6.3%
Operating cash flow (4)(5)	20,417	20.4%	19,788	21.4%	3.2%	1.1%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to pages 16 and 17 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.
(4)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 30

South America Division

Expressed in millions of Mexican pesos(1)

Quarterly information

	4Q 18	% Rev	4Q 17	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,379.3		2,360.1		0.8%	7.0%
Volume (million unit cases) (2)	368.0		378.2		-2.7%	4.2%
Average price per unit case (2)	54.63		57.56		-5.1%
Net revenues	24,592		25,682
Other operating revenues	149		103
Total revenues (3)	24,741	100.0%	25,784	100.0%	-4.0%	12.4%
Cost of goods sold	13,957	56.4%	14,359	55.7%
Gross profit	10,784	43.6%	11,425	44.3%	-5.6%	7.5%
Operating expenses	6,784	27.4%	7,098	27.5%
Other operating expenses, net	116	0.5%	214	0.8%
Operating equity method (gain) loss in associates (4)	(54)	-0.2%	(24)	-0.1%
Operating income (5)	3,938	15.9%	4,137	16.0%	-4.8%	4.0%
Depreciation, amortization & other operating non-cash charges	972	3.9%	1,407	5.5%
Operating cash flow (5)(6)	4,910	19.8%	5,543	21.5%	-11.4%	2.7%

Accumulated information

	FY 2018	% Rev	FY 2017	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	8,218.2		8,365.1		-1.8%	4.1%
Volume (million unit cases) (2)	1,256.8		1,300.2		-3.3%	2.8%
Average price per unit case (2)	54.01		59.74		-9.6%
Net revenues	81,725		90,285
Other operating revenues	455		329
Total revenues (3)	82,180	100.0%	90,613	100.0%	-9.3%	6.9%
Cost of goods sold	46,404	56.5%	52,212	57.6%
Gross profit	35,775	43.5%	38,401	42.4%	-6.8%	8.0%
Operating expenses	24,210	29.5%	27,315	30.1%
Other operating expenses, net	606	0.7%	189	0.2%
Operating equity method (gain) loss in associates (4)	(96)	-0.1%	(123)	-0.1%
Operating income (5)	11,056	13.5%	11,020	12.2%	0.3%	8.8%
Depreciation, amortization & other operating non-cash charges	3,983	4.8%	5,483	6.1%
Operating cash flow (5)(6)	15,038	18.3%	16,504	18.2%	-8.9%	8.4%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Please refer to pages 16 and 17 for revenue breakdown.
(4)	Includes equity method in Leao Alimentos, Verde Campo, among others.
(5)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 4Q 2018 February 26, 2019	Page 31

Consolidated Balance Sheet

Expressed in millions of Mexican pesos.

	Dec-18		Dec-17
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	23,727	Ps.	18,767
Total accounts receivable		14,847		17,576
Inventories		10,051		11,364
Other current assets		8,865		7,950
Total current assets		57,490		55,657
Property, plant and equipment
Property, plant and equipment		106,259		121,968
Accumulated depreciation		(44,316)		(46,141)
Total property, plant and equipment, net		61,942		75,827
Investment in shares		10,518		12,540
Intangibles assets and other assets		116,804		124,243
Other non-current assets		17,033		17,410
Total Assets	Ps.	263,788	Ps.	285,677

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	11,604	Ps.	12,171
Suppliers		19,746		19,956
Other current liabilities		14,174		23,467
Total current liabilities		45,524		55,595
Long-term bank loans and notes payable		70,201		71,189
Other long-term liabilities		16,313		18,184
Total liabilities		132,037		144,968
Equity
Non-controlling interest		6,807		18,141
Total controlling interest		124,943		122,568
Total equity		131,750		140,709
Total Liabilities and Equity	Ps.	263,788	Ps.	285,677

Press Release 4Q 2018 February 26, 2019	Page 32

Quarter - Volume, Transactions & Revenues

For the three months ended on December 31, 2018 and 2017

Volume
Expressed in million unit cases	4Q 2018					4Q 2017 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	D%
Mexico	328.7	22.9	64.2	28.3	444.0	333.4	22.7	65.5	26.4	448.0	-0.9%
Central America	51.7	2.8	0.1	5.1	59.8	39.5	2.8	0.2	4.6	47.1	27.0%
Mexico and Central America	380.4	25.7	64.3	33.4	503.8	372.8	25.5	65.7	31.0	495.1	1.8%
Colombia	56.6	7.2	4.8	4.8	73.5	54.5	7.2	4.7	4.9	71.3	3.1%
Venezuela	-	-	-	-	-	16.2	2.4	0.2	0.7	19.5	-
Brazil	205.2	14.6	2.4	14.8	236.9	200.8	12.6	2.0	11.3	226.7	4.5%
Argentina	35.0	4.6	1.3	3.3	44.2	49.4	5.4	1.3	4.5	60.7	-27.1%
Uruguay	12.1	1.0	0.0	0.3	13.3	-	-	-	-	-	-
South America	308.9	27.3	8.4	23.3	368.0	320.9	27.5	8.3	21.4	378.2	-2.7%
Total	689.3	53.0	72.8	56.6	871.7	693.8	53.1	74.0	52.4	873.2	-0.2%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million of transactions	4Q 2018					4Q 2017(3)				YoY
	Sparkling	Water		Stills	Total	Sparkling	Water	Stills	Total	D%
Mexico	1,931.4	168.2		224.4	2,324.0	2,003.4	166.8	217.0	2,387.2	-2.6%
Central America	409.1	16.3		58.0	483.4	302.1	15.0	59.6	376.7	28.3%
Mexico and Central America	2,340.6	184.5		282.4	2,807.4	2,305.5	181.8	276.6	2,763.9	1.6%
Colombia	398.1	98.4		56.6	553.0	402.3	81.1	50.5	533.8	3.6%
Venezuela	-	-		-	-	97.0	19.6	6.3	122.9	-
Brazil	1,257.8	125.1		144.9	1,527.9	1,176.3	109.2	125.5	1,410.9	8.3%
Argentina	183.5	27.4		22.8	233.6	234.9	28.9	28.6	292.4	-20.1%
Uruguay	59.6	4.5		0.7	64.8	-	-	-	-	-
South America	1,898.9	255.4		224.9	2,379.3	1,910.5	238.8	210.8	2,360.1	0.8%
Total	4,239.5	439.9		507.3	5,186.7	4,216.0	420.5	487.5	5,124.0	1.2%

Revenues
Expressed in million Mexican Pesos	4Q 2018	4Q 2017(3)	D%

Mexico	20,921	20,041	4.4%
Central America	4,503	3,340	34.8%
Mexico and Central America	25,424	23,381	8.7%
Colombia	3,790	3,708	2.2%
Venezuela	-	769	-
Brazil (4)	17,433	17,017	2.4%
Argentina	2,381	4,290	-44.5%
Uruguay	1,138	-	-
South America	24,741	25,784	-4.0%
Total	50,165	49,165	2.0%

(3)	Volume, transactions and revenues for 4Q 2017 are re-presented excluding the Philippines.
(4)	Brazil includes beer revenues of Ps.4,490.6 million for the fourth quarter of 2018 and Ps. 3,913.1 million for the same period of the previous year.

Press Release 4Q 2018 February 26, 2019	Page 33

Full Year - Volume, Transactions & Revenues

For the twelve months ended on December 31, 2018 and 2017

Volume
Expressed in million unit cases	FY 2018					FY 2017(3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	D%
Mexico	1,348.8	102.9	279.0	119.5	1,850.2	1,346.0	98.4	289.3	111.3	1,845.0	0.3%
Central America	182.4	11.1	0.6	20.6	214.7	142.8	10.5	0.6	19.1	173.0	24.2%
Mexico and Central America	1,531.2	114.0	279.6	140.1	2,065.0	1,488.8	108.8	289.9	130.4	2,017.9	2.3%
Colombia	207.6	26.6	19.6	17.5	271.4	199.7	24.4	18.6	22.3	265.0	2.4%
Venezuela	-	-	-	-	-	54.6	6.8	0.5	2.3	64.2	-
Brazil	688.8	46.9	7.6	44.1	787.4	680.4	40.8	6.6	37.3	765.1	2.9%
Argentina	140.9	17.4	4.7	12.4	175.3	166.2	20.4	3.7	15.6	205.9	-14.9%
Uruguay	20.8	1.6	0.0	0.3	22.7	-	-	-	-	-	-
South America	1,058.1	92.5	31.9	74.3	1,256.8	1,100.9	92.4	29.4	77.5	1,300.3	-3.3%
Total	2,589.4	206.5	311.6	214.4	3,321.8	2,589.7	201.3	319.3	207.9	3,318.2	0.1%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions	FY 2018					FY 2017(3)				YoY
	Sparkling	Water		Stills	Total	Sparkling	Water	Stills	Total	D%
Mexico	8,015.1	754.9		958.2	9,728.2	8,122.7	727.6	914.2	9,764.5	-0.4%
Central America	1,468.1	63.8		247.4	1,779.3	1,158.8	61.0	247.4	1,467.2	21.3%
Mexico and Central America	9,483.2	818.7		1,205.6	11,507.5	9,281.5	788.6	1,161.5	11,231.7	2.5%
Colombia	1,505.3	361.3		193.7	2,060.3	1,511.5	312.5	222.5	2,046.5	0.7%
Venezuela	-	-		-	-	358.3	61.5	21.2	441.0	-
Brazil	4,237.3	405.2		482.9	5,125.4	4,079.6	358.4	419.7	4,857.6	5.5%
Argentina	738.0	97.3		84.8	920.1	813.9	105.0	101.0	1,019.9	-9.8%
Uruguay	103.9	7.3		1.2	112.4	-	-	-	-	-
South America	6,584.5	871.1		762.6	8,218.2	6,763.2	837.5	764.4	8,365.1	-1.8%
Total	16,067.7	1,689.8		1,968.2	19,725.68	16,044.7	1,626.1	1,925.9	19,596.79	0.7%

Revenues
Expressed in million Mexican Pesos	FY 2018	FY 2017(3)	D%

Mexico	84,351	79,850	5.6%
Central America	15,811	12,793	23.6%
Mexico and Central America	100,162	92,643	8.1%
Colombia	14,580	14,222	2.5%
Venezuela	-	4,005	-
Brazil (4)	56,523	58,518	-3.4%
Argentina	9,152	13,869	-34.0%
Uruguay	1,925	-	-
South America	82,180	90,613	-9.3%
Total	182,342	183,256	-0.5%

(3)	Volume, transactions and revenues for FY 2017 are re-presented excluding the Philippines.
(4)	Brazil includes beer revenues of Ps. 13,848.5 million for 2018 and Ps. 12,608.1million for the same period of the previous year.

Press Release 4Q 2018 February 26, 2019	Page 34

Macroeconomic Information
Fourth quarter 2018

Inflation(1)

	FY 18	4Q 18
Mexico	4.83%	1.92%
Guatemala	2.31%	0.33%
Nicaragua	3.89%	2.43%
Costa Rica	2.03%	1.30%
Panama	0.16%	-0.88%
Colombia	3.18%	0.58%
Brazil	3.75%	0.96%
Argentina	47.65%	14.35%
Uruguay	7.96%	0.03%
(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.

Average Exchange Rates for each Period (2)

	Quarterly Exchange Rate (local currency per USD)			Accumulated Exchange Rate (local currency per USD)
	4Q 18	4Q 17	Δ %	FY 18	FY 17	Δ %
Mexico	19.83	18.93	4.8%	19.24	18.93	1.6%
Guatemala	7.72	7.34	5.2%	7.52	7.35	2.3%
Nicaragua	32.13	30.60	5.0%	31.55	30.05	5.0%
Costa Rica	605.04	571.39	5.9%	580.15	572.17	1.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	3,163.86	2,987.44	5.9%	2,956.20	2,951.06	0.2%
Brazil	3.81	3.25	17.3%	3.65	3.19	14.5%
Argentina	37.13	17.56	111.5%	28.11	16.56	69.7%
Uruguay	32.54	29.13	11.7%	30.71	28.65	7.2%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Quarter Exchange Rate (local currency per USD)
	Dec 2018	Dec 2017	Δ %	Sep 2018	Sep 2017	Δ %
Mexico	19.68	19.74	-0.3%	18.81	18.20	3.4%
Guatemala	7.74	7.34	5.3%	7.70	7.34	4.9%
Nicaragua	32.33	30.79	5.0%	31.94	30.41	5.0%
Costa Rica	611.75	572.56	6.8%	585.80	574.13	2.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	3,249.75	2,984.00	8.9%	2,972.18	2,936.67	1.2%
Brazil	3.87	3.31	17.1%	4.00	3.17	26.4%
Argentina	37.70	18.65	102.2%	41.25	17.31	138.3%
Uruguay	32.39	28.76	12.6%	33.21	28.95	14.7%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Press Release 4Q 2018 February 26, 2019	Page 35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

Date: February 27, 2019